NATIONAL PENN BANCSHARES, INC. CAPITAL ACCUMULATION PLAN
                (Amended and Restated Effective January 1, 1997)

                                 (Revised 2001)

                                 Amendment No. 1


     National Penn Bancshares, Inc. (the "Company"), adopted the National Penn Bancshares, Inc. Capital Accumulation Plan (Amended and Restated Effective January 1, 1997) (Revised 2001) (the "Plan"). The Company hereby amends the Plan effective January 1, 2002, as hereinafter set forth.

     This Amendment No. 1 shall apply only to an Employee who is credited with an Hour of Service (as defined in subsection 1(p)) on or after January 1, 2002, except that item 6 of the Amendment shall apply to any Accrued Benefit held in the Plan.

     1. Subsection 1(l) is amended to read as follows:

          "(l) "Entry Date" shall mean the first day of each calendar month of each Plan Year."

     2. Subsection 1(ao) is amended to read as follows:

          "(ao) "Valuation Date" shall mean the last business day of each calendar month of each Plan Year."

     3. Subsection 3(a)(i) is amended to read as follows:

          "(i) Service Requirement. Each and every Employee of a Participating Company who is not excluded under subsection 3(a)(ii) shall be eligible to make contributions under subsection 4(a) and be allocated matching contributions for payroll periods commencing coincident with or next following the first Entry Date which is more than 90 days following the date the Employee first is credited with an Hour of Service."


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     4. The fifth sentence of subsection 4(a) is amended to read as follows:

          "A Member may elect to increase or reduce his contributions once per calendar quarter, effective as of the first day of any calendar month, or terminate his contributions as of any date."

     5. Subsection 4(d)(iii) is deleted.

     6. Subsections 6(b), 6(c) and 6(d) are amended to read as follows:

          "(b) NPB Stock

               (i) Investment Category. The Committee shall establish an Investment Category consisting solely of NPB Stock and such amount of cash or cash equivalents that the Trustee deems necessary for liquidity purposes. All dividends or other distributions with respect thereto shall be applied to purchase additional NPB Stock. The Trustee may acquire NPB Stock from any source, including the public market, in private transactions, from the Company's treasury shares or from authorized but unissued shares in accordance with procedures adopted under the Trust Agreement from time to time.

               (ii) Elections. Except as provided in subsection 6(b)(iii) below, a Member may elect in accordance with subsection 6(c) that all or a portion of his Accrued Benefit be applied to purchase NPB Stock. A Member shall have the right to direct the Trustee to vote NPB Stock allocated to him in accordance with procedures established under the Trust Agreement.

               (iii) Securities Laws Restriction. No Member shall be permitted to direct that NPB Stock be purchased for or sold from any of his Accounts if the purchase or sale would result in a violation of any applicable federal or state law.


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          (c) Member Elections. In accordance with rules established by the
Committee and subject to subsection 6(b)(iii), each Member shall have the right to designate the Investment Category or Categories in which new contributions and prior balances are invested once per calendar quarter. Any designation or change in designation of Investment Category shall be made in 1% increments in such manner and subject to such limitations as the Committee shall from time to time specify. The designation or change shall become effective as of the first day of the calendar month specified by the Committee after which it is received. Any election of Investment Category by any Member shall, on its effective date, cancel any prior election. The right to elect Investment Categories as set forth herein shall be the sole and exclusive investment power granted to Members. The Committee may limit the right of a Member (i) to increase or decrease his contributions to a particular Investment Category, (ii) to transfer amounts to or from a particular Investment Category or (iii) to transfer amounts between particular Investment Categories, if such limitation is required by the rules establishing an Investment Category.

          (d) No Member Election. If a Member does not make a written election of Investment Category, then, except as provided at subsection 6(b)(iii), the Committee shall direct that all amounts allocated to such Member be invested in the Investment Category which, in the opinion of the Committee, best protects principal."

     7. The last sentence of subsection 11(b)(i) is amended to read as follows:
"Notwithstanding the foregoing limitation, the principal amount of any loan shall not include any amount invested in NPB Stock."


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     IN WITNESS WHEREOF, and as evidence of the adoption of this Plan by the
Company, it has caused the same to be signed by its officers thereunto duly authorized, and its corporate seal to be affixed hereto, this 28th day of November, 2001.

                                       NATIONAL PENN BANCSHARES, INC.
Attest:



________________________________       By:_________________________________
Secretary





(Corporate Seal)




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